Exhibit 2

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

17 February 2025

WESTPAC 1Q25 UPDATE

Following is Westpac's 1Q25 update for the three months ended 31 December 2024.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

ASX ANNOUNCEMENT I WESTPAC 1Q25 UPDATE ASX ANNOUNCEMENT 1Q25 UPDATE 17 FEBRUARY 2025 FINANCIAL HIGHLIGHTS $1.7bn Unaudited net profit 1.82% Net interest margin 11.9% CET1 capital ratio above target operating range of 11.0% to 11.5% $1.9bn Unaudited net profit ex Notable Items up 3% on 2H24 average 1.81% Core NIM1 down 2bps on 2H24 1.28% CAP to credit RWA down 4bps on Sep-24 Westpac First Quarter 2025 Update Anthony Miller – Chief Executive Officer "This has been a solid first quarter performance, reflecting our strong financial position, balance sheet growth and service excellence. The unaudited net profit was $1.7 billion. The impact of Notable Items, related solely to hedge accounting which will reverse over time, drove the 9% decline in both net profit and pre-provision profit compared to the second half 2024 quarterly average. Excluding Notable Items, unaudited net profit increased 3% to $1.9 billion. Pre-provision profit grew 3% with revenue increasing 2% and expenses rising 1%. Operating momentum was pleasing with customer deposit growth of $14.4 billion and loan growth of $13.4 billion. This includes Australian housing loan growth excluding RAMS of 2%, business loan growth of 3% and institutional loan growth of 6%. I’m particularly pleased with our efforts to enhance customer service and safety. Since the start of the year we have: • Committed to 200 additional small business and SME bankers across Australia by the end of 2027; • Commenced the roll out of digital financial management tools to help businesses track cash flows and reconcile expenses; • Launched multiple offset accounts to give Westpac customers more flexibility; • Provided customers with more ways to save, including the ability to transfer credit card reward points to Everyday Rewards points to redeem for their weekly shop; • Further strengthened customer support to combat fraud and scams to respond when customers need it most; and

ASX ANNOUNCEMENT I WESTPAC 1Q25 UPDATE • Been reappointed as the primary banking partner to the New South Wales Government, reinforcing our position as Australia's leading public sector bank. Fiona Wild has been appointed as the Chief Sustainability Officer, reporting directly to me. We continue to prioritise financial strength with capital, funding and liquidity remaining comfortably above regulatory minimums. Cost of living pressures and high interest rates remain challenging for some customers while many businesses face cost pressures and lower demand. Encouragingly, inflation has eased and we could see the Reserve Bank of Australia reduce the cash rate as early as tomorrow. This should provide some relief to households and, over time, support business activity. We encourage customers to call us if they need help." Operating trends The NIM of 1.82% comprised: • Core NIM of 1.81%, down 2 basis points. A provision release in 2H24 contributed 1 basis point to the margin decline. The modest decline reflects prudent management in the context of ongoing mortgage competition and further deposit mix shift towards lower spread savings and term deposits. Higher earnings on capital and hedged deposits partly offset these impacts; • Treasury and Markets income of 13 basis points; and • Notable Items from unrealised fair value losses related to economic hedges of term funding detracted 12 basis points. These items reverse over time. Net interest income decreased 6%. Excluding Notable Items net interest income increased 1% with average interest earning assets up 1% and a modest decline in net interest margin. Non-interest income increased 12%. Excluding Notable Items non-interest income increased 9%, reflecting higher financial markets revenue. Expenses increased 1% with wage and salary growth partly offset by seasonally lower investment spend. Annual wage rises apply from 1 January 2025 and UNITE investment is expected to ramp up. Impairment charges to average loans of 5 basis points, up from 4 basis points, remain low and reflect continued resilience by customers. Financial strength The CET1 capital ratio was 11.9% as at 31 December 2024, above the target operating range of 11.0% to 11.5%. The 62 basis point decline in the quarter reflected the 2H24 dividend payment and higher risk weighted assets from loan growth and IRRBB2 .. The proforma CET1 capital ratio of 11.6% assumes completion of the remaining on market share buyback. The quarterly average liquidity coverage ratio of 131% and net stable funding ratio of 113% remain above regulatory minimums. The Group is well progressed with new long-term wholesale funding having raised $12.3 billion in the financial year to date. Credit impairment provisions were $5.1 billion as at 31 December 2024, $1.6 billion above expected losses of the base case economic scenario. The ratio of CAP to credit RWA decreased slightly to 1.28%. The Group has completed 62%3 of the previously announced $3.5 billion on market share buyback. Refer to the 1Q25 Investor Discussion Pack slides for further details.

ASX ANNOUNCEMENT I WESTPAC 1Q25 UPDATE

Financial summary[4]

$b	1Q25	% Mov't 1Q25 - 2H24 qtr ave	Excluding Notable Items 1Q25	Excluding Notable Items % Mov't 1Q25 - 2H24 qtr ave
Net interest income	4.5	(6)	4.8	1
Non-interest income	0.8	12	0.8	9
Net operating income	**5.3**	**(4)**	**5.6**	**2**
Operating expenses	(2.8)	1	(2.8)	1
Pre-provision profit	**2.5**	**(9)**	**2.8**	**3**
Impairment charges	(0.1)	9	(0.1)	9
Net profit after tax	**1.7**	**(9)**	**1.9**	**3**
Return on average equity (ROE)	**9.4%**	**(88bps)**	**10.5%**	**32bps**
Return on average tangible equity (ROTE)	**10.6%**	**(98bps)**	**11.8%**	**39bps**

Further information

Hayden Cooper
Group Head of Media Relations
+61 402 393 619

Justin McCarthy
General Manager, Investor Relations
+61 422 800 321

Content in this announcement principally covers and compares the 1Q25 and 2H24 quarterly average periods unless otherwise stated.

All amounts are in Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items are not defined by Australian Accounting Standards (AAS). These non-AAS measures are identified and described in the 'Introduction – Non-AAS financial measures' section in the 2024 Annual Report.

This announcement contains 'forward-looking statements' and statements of expectation reflecting Westpac's current views on future events. They are subject to change without notice and certain risks, uncertainties and assumptions which are, in many instances, beyond its control. They have been based upon management's expectations and beliefs concerning future developments and their potential effect on Westpac. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied in such statements. Investors should not place undue reliance on forward-looking statements and statements of expectation. Except as required by law, Westpac is not responsible for updating, or obliged to update, any matter arising after the date of this announcement. The information in this announcement is subject to the information in Westpac's ASX filings, including in its 2024 Annual Report. Also refer to the disclaimer on page 17 of the Westpac 1Q25 Investor Discussion Pack.

Footnotes:

1. Net interest margin excluding Notable Items, Treasury & Markets.
2. Interest Rate Risk in the Banking Book.
3. As at 14 February 2024.
4. Table may not add due to rounding.